Exhibit 99.1

JIADE LIMITED Announces Closing of Additional $8.64 Million Registered Direct Offering

Chengdu, China, June 1, 2026 (GLOBE NEWSWIRE) -- JIADE LIMITED (Nasdaq: JDZG) (“JIADE” or the “Company”), a provider of one-stop comprehensive education support services for adult education institutions through its subsidiaries in the People’s Republic of China, today announced that the Company has completed the additional closing of $8.64 million of its Class A ordinary shares in a registered direct offering (the “Additional Closing”), following an initial closing of $3.36 million of its Class A ordinary shares, which closing occurred on May 7, 2026. Pursuant to a certain securities purchase agreement, dated May 4, 2026 (the “Agreement”), entered into by and among the Company and certain purchasers (the “Purchasers”), the Company agreed to sell an aggregate of up to $12.0 million of its Class A ordinary shares in the registered direct offering.

On June 1, 2026, the Additional Closing occurred, and the Company issued 3,600,000 Class A ordinary shares (the “Additional Closing Shares”) upon the confirmed receipt of $8,640,000 in gross proceeds from the Purchasers, before deducting offering expenses. The Additional Closing Shares are being issued at a purchase price of $2.40 per share, reflecting the Company’s 10-for-1 share consolidation effected on June 1, 2026.

The Company intends to use the net proceeds from the sale of the securities for general corporate purposes, including working capital.

The securities described above were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-292574), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 5, 2026 and became effective on January 13, 2026. The offering of the shares was made only by means of a prospectus and prospectus supplements filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About JIADE LIMITED

JIADE LIMITED (Nasdaq: JDZG) provides one-stop comprehensive education support services for adult education institutions in China. Through its subsidiaries, the Company offers software-driven and service-based solutions centered around the Kebiao Technology Educational Administration Platform, which streamlines enrollment, student management, learning progress tracking, grade inquiry, and graduation management. JIADE also provides auxiliary services such as pre-enrollment guidance, exam training, application support, tutoring, and exam administration. The Company served 23,205 students taking the National Unified Examination for College Admissions for Adults, 28,240 students enrolled with the Open University of China, and 16,078 students preparing for the Self-taught Higher Education Examinations, provided safety technology training services for both theoretical instruction and practical training components to 16,298 individuals and online courses services to 88,055 individuals for the year ended December 31, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and assumptions regarding future events. Forward-looking statements can be identified by words such as “expects,” “plans,” “intends,” “believes,” “may,” “would,” “should,” “could,” “will,” “approximates,” “assesses,” “hopes,” “anticipates,” “estimates,” “projects,” and similar expressions. Actual results may differ materially due to various factors. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

JIADE LIMITED
Investor Relations Department
Email: kebiao@sckbkj.com

Investor Relations Firm
WFS Investor Relations Inc.
Email: services@wealthfsllc.com
Phone: +1 (628) 283-9214